Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.
MANAGEMENT’S RESPONSIBILITY

The accompanying consolidated financial statements, Management’s Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises its responsibilities through the Audit Committee, appointed by the Board and comprised of independent directors, which meets with the independent auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants.  The independent auditors have unrestricted access to the Audit Committee. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

David A. Seton	Peter Tiedemann
Executive Chairman	Chief Financial Officer
and Chief Executive Officer	and Corporate Secretary
March 14, 2008	March 14, 2008

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Toronto, Canada	Chartered Accountants
March 5, 2008	Licenced Public Accountants

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets

As at	December 31	December 31
(Canadian dollars)	2007	2006

ASSETS
Current
Cash	$26,656,146	$4,101,536
Accounts receivable and prepaid expenses	1,079,598	1,703,984
Inventory (note 12)	1,293,463	617,043
	29,029,207	6,422,563
Long-term
Property, plant and equipment (note 6)	11,094,563	10,697,757
Mineral properties (note 3)	9,818,923	10,015,755
Deferred financing costs	-	695,773
Deferred exploration and development costs (note 3)	21,707,466	13,724,846
	42,620,952	35,134,131

	71,650,159	41,556,694
LIABILITIES
Current
Accounts payable and accrued liabilities	3,163,155	1,899,646
Capital lease obligations (note 11)	388,390	412,894
Loan facility (note 5)	-	2,330,800
Asset retirement obligation (note 4)	135,333	59,173
	3,686,878	4,702,513
Long-term
Asset retirement obligation (note 4)	721,686	890,322
	721,686	890,322

	4,408,564	5,592,835
Commitments and contractual obligations (note 9)

SHAREHOLDERS' EQUITY
Share capital (note 7a)	104,159,423	66,074,507
Contributed surplus (notes 7a)	6,482,499	4,347,990
Deficit	(43,400,327)	(34,458,638)
	67,241,595	35,963,859
	$71,650,159	$41,556,694

See accompanying notes to the Consolidated Financial Statements

	"signed"	"signed"
On behalf of the Board of Directors	David A. Seton	Jon Morda
	Executive Chairman &	Director & Chairman
	Chief Executive Officer	of Audit Committee

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31 (Canadian dollars)	2007	2006	2005

Sales - Gold	$6,996,257	$1,644,040	$-

Cost and expenses
Cost of sales	5,523,193	1,535,891	-
Amortization	1,925,458	596,176	19,858
Management fees and salaries	2,770,770	1,515,417	877,288
Professional fees	782,058	353,402	187,540
Travel	574,569	425,895	370,805
Investor relations and promotion	527,466	256,207	184,519
Consulting fees	393,438	315,763	149,790
Office and general administrative	417,526	508,269	230,900
Transfer agent and regulatory fees	161,409	189,237	25,555
Royalty expense	112,336	47,960	-
Shareholders' information	80,492	37,767	33,266
General exploration	74,442	158,700	(37,392)
Stock-based compensation (note 7b)	2,272,717	617,071	961,075
	15,615,874	6,557,755	3,003,204

Other (income) expense
Interest income	(694,985)	(272,156)	(21,029)
Interest expense	130,615	127,262	23,203
Write-off of deferred exploration costs (note 3)	-	438,931	-
Write-off of deferred transaction costs	265,488	-	-
Impairment Charge (note 3)	-	4,280,000	-
Debt extinguishment costs (note 5)	54,060	-	-
Foreign exchange loss/(gain)	566,894	(8,865)	(236,917)
	322,072	4,565,172	(234,743)
Loss and comprehensive loss for the year	$8,941,689	$9,478,887	$2,768,461

Basic and diluted loss per common share	$0.04	$0.06	$0.02

Weighted average number of common shares outstanding	200,364,897	164,678,791	116,581,239

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Deficit

For the years ended December 31 (Canadian dollars)	2007	2006	2005

Deficit
Balance, beginning of year	$34,458,638	24,979,751	22,211,290
Loss for the year	8,941,689	9,478,887	2,768,461
Deficit, end of the year	$43,400,327	34,458,638	24,979,751

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows

For the years ended December 31 (Canadian dollars)	2007	2006	2005
Operating activities :
Loss for the year	(8,941,689)	(9,478,887)	(2,768,461)
Items not affecting cash
Amortization	1,925,458	596,176	19,858
Amortization of deferred financing costs	-	81,090	-
Stock-based compensation expense	2,272,717	617,071	961,075
Write-off of deferred transaction costs	265,488	-	-
Accretion expense	37,211	29,097	-
Write off of deferred exploration costs	-	438,931	-
Impairment charge	-	4,280,000	-
Foreign exchange	231,101	10,286	(39,944)
Reclamation costs	(79,388)	-	-
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	624,385	(1,452,499)	(43,238)
Accounts payable and accrued liabilities	961,315	292,661	1,147,817
Inventory	(676,418)	(357,529)	(259,514)
Cash used in operating activities	(3,379,820)	(4,943,603)	(982,407)

Investing activities :
Deferred exploration and development costs	(7,612,887)	(5,072,261)	(4,666,219)
Acquisition of property, plant and equipment	(1,627,525)	(3,747,249)	(6,335,240)
Deferred transaction costs	-	(209,238)	-
Cash used in investing activities	(9,240,412)	(9,028,748)	(11,001,459)

Financing activities :
Shares issued	36,829,000	16,543,966	11,881,771
Warrants issued	1,092,963	-	-
Shares issued on warrants exercised	2,394,987	-	-
Repayment of debt	(2,156,497)	-	(2,706,227)
Repayable loan	-	2,314,200	2,706,227
Share issue cost	(2,068,049)	(1,195,261)	(410,546)
Decrease in subscription received in advance	-	-	(4,680,000)
Capital lease payments	(367,800)	-	-
Cash provided by financing activities	35,724,604	17,662,905	6,791,225

Increase in cash during the year	23,104,372	3,690,554	(5,192,641)

Cash - beginning of the year	4,101,536	404,987	5,597,628

Effect of foreign exchange rate changes on cash	(549,762)	5,995	-

Cash - end of the year	$26,656,146	4,101,536	404,987

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

  1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and an exploration project in the Philippines – Capcapo.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

  2. Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 16. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions have been eliminated.

Change in Accounting Policies

The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except loans and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. Financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings.

The Company, as required by CICA Handbook Section 3855, has adopted this section prospectively as of January 1, 2007 and this adoption had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long-term assets to net against the loan facility.

On adopting this section, we have designated certain financial assets and liabilities and adopted the following new accounting policies:

Cash
Cash is classified as held-for-trading and recorded at fair value.

Accounts receivable, accounts payable, accrued liabilities, and capital leases
These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost. Our December 31, 2006 carrying values for leases or receivables

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

and financial liabilities were recorded at amortized cost, and no adjustments were made to the opening values.

Long-term debt
All of our long-term debt is classified as other than held-for-trading and is accounted for at amortized cost. We previously capitalized any costs spent to issue debt to Deferred Financing Costs in long-term assets. Effective January 1, 2007, we recorded transaction costs related to issuing debt against the loan facility. After this reclassification, our long-term debt approximated amortized cost, and no other adjustments were made to the opening values (note 5).

Other balance sheet accounts
Other balance sheet accounts, such as inventories, prepaid expenses, and capital assets are not within the scope of the new accounting standards as they are not financial instruments.

Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no effect on the Company’s financial statements.

Section 1506 – Accounting Changes. Section 1506 requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

The CICA has also recently issued new accounting pronouncements:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation. Section 3862 replaces the disclosure portion of Section 3861. It places increased emphasis on disclosing the nature and extent of risks arising from both recognized and unrecognized financial instruments, and how these risks are managed. Section 3863 carries forward the presentation requirements from Section 3861.

Additionally in December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing qualitative and quantitative information about an entity's capital and how it is managed in order to enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.

In May 2007, the CICA issued amended Handbook Section 1400, General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:
•	Management is required to make an assessment of an entity’s ability to continue as a going concern;
•	In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

•	Financial statements must be prepared on a going concern basis unless management intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;
•	Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
•
When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

In June 2007, the CICA issued Handbook Section 3031, Inventories. This Section requires inventory to be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure the cost of inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

The above standards will become effective for the Company beginning on January 1, 2008. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible assets, replacing Section 3062, Goodwill and other Intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard will become effective for the Company beginning January 1, 2009. The Company is reviewing this standard, and has not yet determined the impact, if any, on the consolidated financial statements.

Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Cash
Cash is comprised of cash deposited in interest bearing bank deposit accounts.

Mineral properties
The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations
The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment
The Company records building, plant, equipment, and infrastructure at cost. Buildings, plant, equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation
The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements. For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company. Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense. Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes
Future income taxes are recorded using the liability method. Under the liability method, future tax

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the doré bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

We value finished goods and ore in stockpiles at the lower of cost or net realizable value.

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

  3. Mineral Properties and Deferred Exploration and Development Costs

			Deferred Exploration and
	Mineral Properties		Development Costs
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006
Phuoc Son	$6,116,904	$6,116,904	$14,834,584	$9,527,650
Bong Mieu	3,944,000	3,944,000	6,535,527	9,167,689
Capcapo	-	-	678,541	-
	10,060,904	10,060,904	22,048,652	18,695,339
Accumulated
amortization(1)	(241,981)	(45,149)	(341,186)	(251,562)
Write-off (2)	-	-	-	(438,931)
Impairment charge (3)	-	-	-	(4,280,000)
Total	$9,818,923	$10,015,755	$21,707,466	$13,724,846

(1) Accumulated amortization relates to the Bong Mieu Central Gold mine which commenced commercial production on October 1, 2006.
(2) Write-off of $438,931 of Deferred Exploration costs in 2006 relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results.
(3) During the fourth quarter of 2006, management determined that the Bong Mieu Central Gold mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central Gold mine deferred exploration and development costs.

Bong Mieu Gold Property
The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). Olympus acquired this project in 1997. Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. Once the Vietnamese partner meets its share of the funding requirements, the Company would pay a 3 percent net smelter return royalty equal to 3 percent of the sales price when the gold is smelted in Vietnam. Until such time as the Vietnamese partner meets its funding requirement no amount has been accrued for the royalty.

Phuoc Son Gold Property
The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4. Asset Retirement Obligation
	December 31,	December 31,
	2007	2006
Balance, beginning of the year	$949,495	$382,509
Liabilities incurred	94,059	515,545
Liabilities settled	(79,388)	-
Foreign exchange	(144,358)	22,344
Accretion	37,211	29,097
Balance, end of the year	857,019	949,495
Current portion	135,333	59,173
Non-current portion	$721,686	$890,322

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam. The Company estimated the cost of rehabilitating the sites at US$1,082,000 over the next 9 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The US$1,082,000 will be spent as follows: 2008 – US$149,000; 2009 – US$202,000; 2010 – US$154,000; 2011 – US$380,000; 2012 – US$68,000; and 2013 and thereafter – US$129,000.

  5. Loan Facility

On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the "Facility") with Macquarie Bank Limited ("MBL") of Sydney, Australia was repaid in full. Concurrently, MBL elected to exercise its share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated
6. Property, Plant & Equipment

		December 31, 2007		December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Building	$866,835	$221,481	$645,354	$502,412	$47,161	$455,251
Leasehold
improvements	103,005	46,088	56,917	103,005	13,333	89,672
Machinery
and
equipment	6,706,032	1,284,822	5,421,210	5,613,823	281,354	5,332,469
Office
equipment,
furniture and
fixtures	1,097,257	509,395	587,862	867,883	292,234	575,649
Vehicles	400,711	222,128	178,583	376,548	153,956	222,592
Infrastructure	3,737,315	547,073	3,190,242	2,047,585	69,855	1,977,730
Capital
Assets in
progress	1,014,395	-	1,014,395	2,044,394	-	2,044,394
	$13,925,550	$2,830,987	$11,094,563	$11,555,650	$857,893	$10,697,757

7. Capital Stock
a) Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years-ended December 31, 2005, 2006 and 2007.

	Number of	Amount
	Shares	$
Common shares, January 1, 2005	97,748,660	$38,749,225
Private placements	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	-	(538,816)
Common shares, January 1, 2006	131,846,200	49,709,671
Private placement (1)	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment	3,406,758	1,174,480
Share issue costs (1)	-	(1,663,981)
Common shares, December 31, 2006	164,678,791	$66,074,507

Private placement (2)	21,428,571	12,000,000
Prospectus offering (3)	38,461,538	23,846,154
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	3,393,060
Issued on exercise of over-allotment (3)	216,394	134,164
Bonus common shares issued	137,060	86,090
Share issue costs (1 and 4)	-	(2,606,538)
Common shares, December 31, 2007	232,377,011	$104,159,423

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The following table shows movements in contributed surplus of the Company for years ended December 31, 2007, 2006 and 2005.

	December 31,	December 31,	December 31,
	2007	2006	2005
Balance, beginning of the year	$4,347,990	$2,656,679	$1,567,334
Options granted	1,849,504	524,197	961,075
Bonus common shares granted	34,930	31,912	-
Valuation of Warrants, net of issue	1,092,963	1,445,573	128,270
costs (3 and 4)
Options and warrants exercised	(1,381,376)	(310,371)	-
Agents’ compensation options and
warrants granted (4)	538,488	-	-
Balance, end of the year	$6,482,499	$4,347,990	$2,656,679

(1) On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7 percent of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

(2) On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772.

(3) On August 10, 2007, the Company completed an Offering (the “Offering”) of 38,461,538 Units of the Company at a price of $0.65 per unit for gross proceeds of $25,000,000 and net proceeds of $22,891,000. Each Unit consisted of one common share and one-half of one common share purchase warrant. The Units were separated into common shares [a total of 38,461,538] and common share purchase warrants [a total of 19,230,769] immediately following the closing of the Offering. Of the Offering price of $0.65 per Unit, the Company has, for accounting purposes, allocated $0.62 to each common share and $0.03 to each one-half common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Company at $0.80 and expires August 9, 2009.

The Company also granted the Agents an over-allotment option to purchase additional Shares at a price of $0.62 and additional whole common share purchase warrant at a price of $0.06 for a period of 30 days from closing. The over-allotment option was partially exercised on September 7, 2007 and as a result, a total of 216,394 common shares of the Company at $0.62 and 323,947 whole common share purchase warrants at $0.06 were issued for gross proceeds of $153,601 and net proceeds of $144,385.

(4) Agents for the August 10, 2007, Offering were paid a cash commission equal to 6 percent of the gross proceeds and were granted non-transferable compensation options to acquire 2,307,692 Agents units. Each compensation option is exercisable for one Agent’s unit at $0.65 and expires on August 10, 2009. Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole Agents’ common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

b) Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2007, 2006 and 2005.

	December 31, 2007		December 31, 2006		December 31, 2005
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number of	Exercise	Number of	Exercise
	of Options	Price	options	Price	options	Price
Outstanding,
beginning of the		$		$		$
year	11,477,500	0.39	11,298,667	0.37	4,244,500	0.52
Granted	8,950,000	0.70	1,965,000	0.45	8,420,000	0.33
Exercised	(1,978,565)	0.43	(1,155,833)	0.33	-	-
Cancelled/ Expired	(856,601)	0.58	(630,334)	0.44	(1,365,833)	0.51
Outstanding, end of
the year	17,592,334	0.53	11,477,500	0.39	11,298,667	0.39
Options exercisable
at the end
of the year	14,249,925		9,619,793		7,980,333
The following table summarizes information about the stock options outstanding for the year ended December 31, 2007.

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	Number		Weighted	Number	Weighted
	Outstanding	Weighted	Average	Exercisable	Average
Range of	As at	Average	Exercise	As at	Exercise
Exercise	December 31,	Remaining	Price	December 31,	Price
Prices	2007	Life (years)		$2007	$
$0.30-0.36	6,030,000	2.73	0.32	6,030,000	0.32
$0.40 - 0.45	1,828,334	1.57	0.42	1,823,833	0.42
$0.50 - 0.55	784,000	1.83	0.51	765,944	0.51
$0.60 – 0.65	4,700,000	4.36	0.65	2,801,970	0.65
$0.75	4,250,000	4.19	0.75	2,828,178	0.75
	17,592,334			14,249,925

During the year ended December 31, 2007, 8,950,000 [2006 – 1,965,000] options were granted and were valued, for accounting purposes, at $2,716,750 [2006 - $428,628] using the Black-Scholes model. The weighted average assumptions for the 2007-granted stock option series were; a 3-year term, 82 percent volatility, a risk free rate of 4 percent, and no expected dividends.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date. The vesting periods of these options: 1/3 of the shares were vested on the date of the grant; 1/3 vest 12 months after the grant date and another 1/3 vest 24 months after the grant date.

The total share compensation expense recognized for stock options in 2007 was $1,849,504 [2006 - $524,197].

c) Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2007 and December 31, 2006.

	December 31, 2007		December 31, 2006
		Weighted
		Average		Weighted
		Exercise	Number	Average
	Number	Price	of	Exercise
	of Warrants		Warrants	Price
		$		$
Outstanding, beginning of the year	7,266,092	0.47	1,270,000	0.40
Granted (see note 7a)	19,554,716	0.80	7,266,092	0.47
Exercised (see note 5)[1]	(5,476,092)	0.43	(1,270,000)	0.40
Outstanding, end of the year	21,344,716	0.78	7,266,092	0.47
1. 100,000 of the total warrants exercised related to the March 31, 2006 private placement.

The following is a summary of the warrants outstanding as at December 31, 2007.

	Number	Expiry date
	Outstanding
	As at
Exercise	December 31,
Prices	2007
$0.58	1,790,000	March 31, 2008
$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	21,344,716

d) Bonus Share Program

In 2007, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 469,850 common shares in 2008. On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $258,124.

Employees who opted for their bonus to be paid in common shares in 2006 received, in the first quarter of 2007, 137,060 common shares of the 191,330 shares they were eligible to receive (based on the one year service requirement). On the grant date, the fair value of the 2006 incremental share award including the cash bonus was $128,071.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2007 was $423,213 [2006 - $92,874] which includes $165,089 cash bonus accrual for a new bonus period.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

  8. Related Party Transactions

The Company entered into the following related party transactions during the 2007 year:

	Year-to-date December 31
	2007	2006
Consulting and legal fees	$133,839	$83,371
Management fees	$1,228,499	$581,396
Reimbursement of expenses	$249,591	$147,377
Royalties	$112,336	$47,960

Legal and consulting fees

Consulting services provided by Jura Trust which is associated with John Seton, a director of the Company. Legal services provided by Claymore Law where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2007 and 2006; Momentum Resources International Pty Limited associated with Colin Patterson in 2007 and 2006; Wholesale Products Trading Limited associated with Peter Tiedemann in 2007 and 2006; Action Management Limited associated for Charles Barclay in 2007 and 2006; and Bractea Enterprises Limited (previously named EHM Accounting) associated with Erik Martin in 2006. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Other non-recurring transactions

a)
On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,428,571 at $0.56 per share for net proceeds of $11,967,772. Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by shareholders who own over 5 percent of the Company.

b)
On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000. Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

shareholders who own over 5 percent of the Company.
9. Commitments and Contractual Obligations

As at December 31, 2007
		Less than One
Payments Due	Total	Year	2– 10
			Years
Capital lease obligations	388,390	388,390	-
Operating leases	1,316,671	891,143	425,528
Purchase obligations – supplies and services	3,239,153	3,239,153	-
Purchase obligations – capital	2,214,365	2,214,365	-
Asset retirement obligations	1,072,931	147,572	925,359
Total	$8,231,510	$6,880,623	$1,350,887

10. Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, capital lease obligations. The carrying amount of cash, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments.

Currency risk
The Company is primarily exposed to currency fluctuations relative to the US dollar and Vietnamese Dong as a significant portion of the Company’s operating and development costs are denominated in these foreign currencies. Monetary assets and liabilities denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have an impact on expenditures, production costs and Company profitability. At present, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The foreign exchange loss for the year ended December 31, 2007 was mainly the result of foreign exchange fluctuations impacting the value of cash denominated in US dollars.

Interest rate risk
The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates. The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at December 31, 2007 and December 31, 2006.

Market risk
The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.

Concentration of credit risk
For the year ended December 31, 2007, one customer accounts for all sales and accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

produces to many different refineries and payment from the refinery is typically received within one week of shipment.

11. Capital Lease Obligation

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2007	December 31, 2006
Total minimum lease payment	$388,390	$412,894
Less: current portion	388,390	412,894
$-	$-

12. Inventory

	December 31, 2007	December 31, 2006
Dore Bars	$293,829	$73,047
Ore in stockpiles	126,311	76,337
Gold in circuit	115,388	18,800
Mine operating supplies	757,935	448,859
Total	$1,293,463	$617,043

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

13. Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2007	2006	2005
Loss	$(8,942,000)	$(9,479,000)	$(2,768,000)
Expected tax benefit of 34.12 percent	(3,051,000)	(3,223,000)	(945,000)
Issue costs	(345,000)	(215,000)	(105,000)
Foreign tax differential	(843,000)	1,418,000	(268,000)
Non deductible expenses	2,129,000	116,000	596,000
Benefit of current year loss not recognized	2,110,000	1,904,000	722,000
Total income tax recovery	-	-	-

The components of the Company’s future income tax assets are as follows:

	2007	2006	2005
Non-capital losses carried forward	$5,731,000	$4,189,000	$2,415,000
Issue costs	760,000	616,000	263,000
Capital assets	53,000	25,000	25,000
Resource related deductions	636,000	692,000	641,000
Future income tax asset	7,180,000	5,522,000	3,344,000
Valuation allowance	(7,180,000)	(5,522,000)	(3,344,000)
Net future income tax asset	-	-	-

The company has non-capital loss carry forwards of $24,520,000 (2006 -$16,280,000), the benefit of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2027.

	Year of	Note	Amount	Expiry Date
Non-capital loss carry forwards	loss

Canada	2007	*	$ 5,458,000	2027
Vietnam	2007	**	1,411,000	2012
Canada	2006	*	2,789,000	2026
Vietnam	2006	**	8,470,000	2011
Canada	2005	***	1,143,000	2015
Canada	2004	***	2,431,000	2014
Canada	2003	****	858,000	2010
Canada	2002	****	1,225,000	2009
Canada	2001	****	735,000	2008
Total non-capital loss carry
forwards			$ 24,520,000

*	- Loss carryforward of 20 years
**	- Vietnam has a loss carryforward of 5 years
***	- Loss carryforward of 10 years
****	- Loss carryforward of 7 years

Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resources expenditures have not been recognized in these consolidated financial statements.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

14. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60 percent interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The property covered by the MOA (the Capcapo Property.) consists of Mineral Production Sharing Agreement (MPSA) No. 144-99-CAR (MPSA 144), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (EXPA). Jabel holds the Capcapo Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

The MOA is a binding agreement that was conditional on the Company’s completion of due diligence program to validate historical drilling information (completed in the third quarter of 2007). Under the MOA, once the due diligence procedures are complete with the drilling information being validated and a formal agreement is signed, a cash payment of US $200,000 will be made by the Grantee to AMIC. Under the MOA, the parties will form a joint venture corporation (Newco) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, any revenues from the Capcapo Property will be received and distributed by Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (Kadabra). Kadabra has an authorized and outstanding stock of 30,000,000 Philippine pesos (equivalent to $700,000 Canadian dollars) and is 100 percent beneficially owned by the Company.

Upon full exercise of the option described in the MOA, Newco will be 40 percent owned by Kadabra, 20 percent owned by a Philippine national that the Company will identify (Philco), and 40 percent owned by AMIC. Collectively, the 40 percent ownership of Kadabra and the 20 percent ownership of Philco in Newco represent the 60 percent interest in the Property that is the subject of the MOA.

Under Philippine law, an entity holding a MPSA must be at least 60 percent owned by Philippine nationals. A corporation is considered a Philippine national if at least 60 percent of its outstanding shares is owned by Filipinos or Philippine entities that are themselves at least 60 percent owned by Filipinos. Since Newco will be a co-holder of the Property, this restriction applies to Newco. However, Newco’s structure complies with this restriction because the total of Philco’s and AMIC’s shares in Newco will, upon exercise of the option, meet the minimum 60 percent Philippine national ownership requirement.

Further details on the MOA are as follows. Under the terms of the MOA, six months after the signing of a formal agreement, the Grantee will cause Olympus to issue common shares to AMIC with a total value of US$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent US$3 million on exploration and development work on the Capcapo Property, the Grantee will cause the Company to issue to AMIC further common

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

shares of the Company with a total value of US$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.

For the Grantee to earn a 60 percent interest in the Capcapo Property, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20 percent interest after the first US$1 million is spent, an additional 20 percent interest after an additional US$2 million has been spent and an additional 20 percent interest after an additional US$3 million has been spent. Once the 60 percent interest has been earned, Newco will be formed as described above. On the other hand, if the Grantee obtains less than the 60 percent interest, the Grantee would proportionately share in less than 60 percent of the results of the joint venture.

One year after full commercial production is achieved on the Capcapo Property, the royalty mentioned above would be paid to Jabel. The royalty would be equal to either 3 percent of gross value of production or 6 percent of annual profit of Newco, as defined in the MOA, whichever is higher. The MOA also provides the Company with a right of first refusal over MPSA No. 141-99-CAR (another Jabel tenement in the vicinity) and the area of the neighbouring EXPA that is in excess of the two-kilometer radius buffer zone. If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

15. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

16. Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statement, balance sheet and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a) Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

under US GAAP. Accordingly, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.

b) Production Start Date

Different criteria are applied under Canadian GAAP as compared to U.S. GAAP for determining the production start date of a mine for accounting purposes. The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under U.S. GAAP and October 1, 2006 under Canadian GAAP. Once a mine is considered to be in the production stage, sales, cost of sales, depreciation and amortization and inventory are recorded. As a result, under Canadian GAAP, these sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006. This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Under U.S. GAAP, the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production/sales and extraction prior to production start date are considered de minimus. Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and the ability to consistently extract and produce gold. Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached. The criteria that resulted in the accounting difference would be the de minimus sales/production and extraction criteria resulting in the earlier production start date under U.S. GAAP.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

c) Asset Impairment – Long-Lived Assets

Under US GAAP, the Company’s impairment analysis of the US GAAP carrying values of its mineral properties and property, plant and equipment determined that no impairment had occurred as the estimated probability weighted undiscounted cash flows associated with these assets exceeded the respective carrying values.

For the years ended December 31			2007			2006
		Canadian		US	Canadian	Adjustments	US
	Notes	GAAP	Adjustments	GAAP	GAAP		GAAP
Current assets		$29,029,207	-	$29,029,207	$6,422,563	-	$6,422,563
Long-term assets
Mineral properties	(b)	9,818,923	(37,500)	9,781,423	10,015,755	(37,500)	9,978,255
Capital assets(ii)	(b)	11,094,563	(79,332)	11,015,231	10,697,757	(79,332)	10,618,425

Deferred
Financing Costs (i)		-	-	-	695,773	(486,537)	209,236
Deferred
exploration and
development costs	(a)	21,707,466	(21,707,466)	-	13,724,846	(13,724,846)	-
		42,620,952	(21,824,298)	20,796,654	35,134,131	(14,328,215)	20,805,916
Total Assets		71,650,159	(21,824,298)	49,825,861	41,556,694	(14,328,215)	27,228,479
Total Liabilities (i)		4,408,564	-	4,408,564	5,592,835	(486,537)	5,106,298
Total
Shareholders’
equity		67,241,595	(21,824,298)	45,417,297	35,963,859	(13,841,678)	22,122,181

Total liabilities and
Shareholders’
equity		$71,650,159	(21,824,298)	$49,825,861	$41,556,694	(14,328,215)	$27,228,479

(i)	Under US GAAP, deferred financing costs are netted against the loan.
(ii)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalization interest is recorded as an addition to capital assets.

d) Reconciliation of consolidated net income

For the years ended December 31	Notes	2007	2006	2005

Net loss under Canadian GAAP		$8,941,689	$9,478,887	$2,768,461
Sales	(b)	-	(1,193,954)	-
Cost and expenses	(a) & (b)	-	1,536,989	-
Exploration and development	(a)
expenditures		7,982,620	5,128,332	4,666,219
Reverse impairment charge	(a)	-	(4,280,000)	-
Reverse write-down	(a)	-	(438,931)	-
Net loss and comprehensive
loss under US GAAP		$16,924,309	$10,231,323	$7,434,680

Basic and diluted loss per share		$0.08	$0.06	$0.06

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

e) Consolidated statements of cash flow under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

For the years ended December 31	2007	2006	2005
Activities
Operating	$(10,992,707)	$(10,015,864)	$(5,648,626)
Investing	(1,627,525)	(3,956,487)	(6,335,240)
Financing	35,724,604	17,662,905	6,791,225
Cash at the beginning of year	4,101,536	404,987	5,597,628
Effect of foreign exchange rate changes on
cash	(549,762)	5,995	-
Cash at end of year	$26,656,146	$4,101,536	$404,987

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the December 31, 2007 consolidated financial statements.

f) US GAAP Recent Developments

(i) In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations (“SFAS 141R”), which replaces SFAS No. 141, Business Combinations. Under the standard, an acquiring entity is required to record assets acquired and liabilities assumed in a business combination at fair value on the date of acquisition. Earn-out payments and other forms of contingent consideration will also be recorded at fair value on the acquisition date. The standard also requires fair value measurements to be used when recording non-controlling interests and contingent liabilities. In addition, the standard requires all costs associated with the business combination, including restructuring costs, to be expensed as incurred. For the Company, SFAS 141R is effective prospectively for business combinations having an acquisition date on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired contingencies. SFAS 141R amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to January 1, 2009 would also apply the provisions of SFAS 141R. The Company has not yet evaluated the potential impact of SFAS 141R on our consolidated financial statements.

(ii) In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements. This standard requires a non-controlling interest in a subsidiary to be reported in equity on the consolidated financial statements separate from the parent’s equity. The standard also requires transactions that do not impact a parent’s controlling ownership and do not result in the deconsolidation of the subsidiary to be recorded as equity transactions, while those transactions that do result in a change in ownership and a deconsolidation of the subsidiary to be recorded in net income (loss) with the gain or loss measured at fair value. For the Company, SFAS 160 is effective January 1, 2009 and should be applied prospectively with the exception of the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. The Company at this time has not evaluated the potential impact, if any, of SFAS 160 on our consolidated financial statements.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

(iii) In June 2007, the EITF ratified EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). Under EITF 06-11 a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity classified non-vested equity shares, non-vested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. For the Company, EITF 06-11 is effective, prospectively, as of January 1, 2008. The Company does not expect the adoption of EITF 06-11 to have a material impact on our consolidated financial statements.

(iv) In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. For the Company, SFAS 159 is effective as of January 1, 2008. The Company is in the process of currently evaluating the impact, if any, of the adoption of SFAS 159 on our consolidated financial statements.

(v) In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity operates. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. For the Company, SFAS 157 is effective as of January 1, 2008. In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2 which partially defer the effective date of SFAS 157 for one year for certain non-financial assets and liabilities and remove certain leasing transactions from its scope. The Company is in the process of evaluating the impact, if any, of the adoption of SFAS 157 on our consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS